October 13, 2008

Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We have reviewed the disclosures made by China Shuangji Cement Ltd. (the "Company") in its current report on Form 8-K which is to be filed with the Securities and Exchange Commission ("SEC").

Pursuant to Item 304(a) of Regulation S-K, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company with respect to us in Item 4.01 of the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company. We are not privy to the Company’s consultations with Robert G Jeffrey.

Very truly yours,

/s/ Danziger Hochman Partners LLP

Chartered Accountants